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October 15, 2007

VIA EDGAR, FAX AND FEDERAL EXPRESS

Ms. Kathryn Jacobson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3720

Washington, DC 20549

Re:	Viacom Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 1-32686

Dear Ms. Jacobson:

On behalf of our client, Viacom Inc. (“Viacom” or the “Company”), set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated September 28, 2007 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the three and six months ended June 30, 2007. For the purposes of this letter, the Company refers to its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 as its “Annual Report on Form 10-K.” For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

Form 10-K for the fiscal year ended December 31, 2006

Operating Activities, page 49

1.	We note your response to prior comment 1. Please:
•

Tell us in detail how you report revenues and expenses pursuant to the film funding arrangements. Provide us with an example of such presentation that expands upon the example provided in the last paragraph of your response to prior comment 1. Refer to your basis in the accounting literature, specifically EITF 99-19.

CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 (the “Film Funds”) are passive investors under the film funding arrangements because they do not participate in the creation or distribution of a film (i.e., the Company controls all aspects of production and distribution). The Company utilizes its existing distribution infrastructure to exploit the films for which the Film Funds hold a partial copyright interest. In reaching our conclusion to report revenues on a gross basis, we considered the following criteria in EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”:

Primary Obligor – From the perspective of the customer (i.e., theatre owners, video rental chains, etc.) the Company is legally obligated for fulfillment.

Pricing – The Company has the sole discretion in establishing terms with the counterparties (i.e., theater owners, video rental chains, etc.).

Performance – The Company provides meaningful value in its distribution of the film; it has sole discretion in distribution-related decisions such as the level and type of print and advertising expenditures incurred to promote a film.

Supplier Selection – The Company has sole discretion in the talent and suppliers used to produce and exploit a film.

Product/Service Specifications – The Company has sole discretion in the creation and distribution of the film.

Physical Loss of Inventory – The Company and Film Funds share proportionately in inventory losses.

Credit Risk – The Company and Film Funds share proportionately in credit losses.

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

As the Company is the primary obligor and has the principle risks and rewards of ownership, the Company records revenues and costs related to the exploitation of the films on a gross basis and a royalty expense for the Film Funds’ residual share in the exploitation of the film. An example of the Company’s accounting for a film subject to the Film Fund arrangements follows, based on the assumptions included in Comment 1 in our response letter dated August 10, 2007 to the SEC Staff:

Exploitation revenue	*

Less:	*

*% Distribution fee due Company	*

Distribution costs	*

Net receipts from distribution	*

Less *% Royalty due film fund	*

Subtotal	*

Add *% distribution fee	*

Company’s interest from the exploitation and distribution of the film	*

Less production costs of the film remaining after sale of *% copyright interest	*

Loss incurred by the Company on film	*

* CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83

Accordingly, in the Company’s Consolidated Income Statements, it would reflect $CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 of revenues and $CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 of operating expenses comprised of distribution expenses of $CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83, participation/royalty expense of $CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 and amortization of production costs of $CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83.

•	Tell us whether the parties to the film funding arrangements have put rights.

CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83.

CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83.

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

We note the EITF recently reached a tentative conclusion on “Accounting for Collaborative Arrangements” in EITF 07-1. Tell us whether these film funding arrangements or shared arrangements constitute collaborative arrangements as described in EITF 07-1. If so, tell us whether your accounting is consistent with the tentative conclusions reached in EITF 07-1.

As the Film Funds are passive investors (i.e., not active participants) we do not believe the film funding arrangements constitute a collaborative arrangement and are therefore outside the scope of EITF 07-01, “Accounting for Collaborative Arrangements.”

Fair Value Measurement

Goodwill and Indefinite-lived Intangible Assets, page 58

2.

We note your response to prior comment 3. Although MTV Networks Domestic and MTV Networks International share core assets, and other resources including programming, research, advertising and affiliate sales functions, we are unable to presume that the allocation of centrally shared costs or jointly used assets to an entity (as described in paragraph 31 of SFAS 131) would preclude it from qualifying as a business. In light of the geographical dispersion of their respective audiences and advertising sources, please provide us a more detailed analysis of how the MTV Networks Domestic and MTV Networks International are structured, illustrating how they do notrequire independent and discrete inputs, processes, and outputs to generate revenues. Please advise us.

MTV Networks operates as a global portfolio of cable channels which share core assets and other resources provided or developed centrally. Structurally, MTV Networks has a Chief Executive Officer (“MTVN CEO”) who reports directly to the Company’s Chief Operating Decision Maker. MTV Networks’ cable channels are organized into four groups (i.e., Music, Kids and Family, Entertainment, and International) with group managers reporting to the MTVN CEO. Functional managers, including the Chief Operating Officer, overseeing Human Resources, Finance, Technology and Research functions as well as Advertising Sales, and Affiliate Sales departments also report to the MTVN CEO.

As previously noted in the Company’s response to the Staff dated August 10, 2007, the Company does not consider the channel groups reporting units of the MTV Networks operating segment because the channel groups do not constitute businesses.

Each cable channel in the MTV Networks portfolio (i.e., MTV, VH1, Nickelodeon, Comedy Central, etc.) targets specific demographic audiences and its brand resonates with audiences because of its original programming. Such signature programming as MTV’s Total Request Live and Nickelodeon’s SpongeBob SquarePants and Dora the Explorer were developed centrally, and are pre-eminent programs airing on those cable channels across domestic and international geographies. Without these core locally-adapted (for language or cultural differences) programs, the channels could not operate as the unique brands they are.

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

The Company acknowledges that the level of shared inputs, processes, and outputs varies across channels and channel groups, and because of the geographical dispersion inherent in operating cable channels internationally, the level of centralized processes is less than found in the domestic channels. Nevertheless, in addition to the shared inputs noted above, a number of important processes are shared including certain advertising sales functions, which are executed on a regional basis, and consumer product licensing agreements and record company and music rights agreements, which are both typically executed on a worldwide basis.

The Company notes that EITF No. D-101 “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142” (“EITF D-101”) states “the fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or may be economically similar to those other components.”

In accordance with the criteria established in EITF 98-3 and the clarifying guidance contained in EITF D-101, the Company believes the channel groups’ cable channels’ dependence on their most important inputs-centrally developed pre-eminent brand defining original programming-supports the conclusion that the channel groups are not businesses.

Furthermore, the Company respectfully notes that were one to consider the International channel group a reporting unit, the amount of goodwill subject to assessment at that level would approximate $CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 which represents approximately CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 of the total Media Networks segment goodwill as of December 31, 2006. CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83.

Note 4. Business Combinations, page 82

Sale of DreamWorks Live Action Film Library, page 82

3.

We note your response to comment 4. It remains unclear to us why you consider the DreamWorks film library and intellectual property as assets and not a self sustaining business. In this regard we note your disclosure in note 4 stating that DreamWorks is a leading producer of live-action motion pictures and television programming. Thus, it appears to us that the production of the 59 DreamWorks live action films released prior to September 2005 was an integral part of DreamWorks’ business and operations as of the date that you acquired DreamWorks LLC. Please revise or advise.

The Company acknowledges that the DreamWorks live action film library was a valuable component of the business and operations of DreamWorks L.L.C. (“DreamWorks”). The Company respectfully notes, however, that the film library represents an asset and not a business for the reasons detailed in the Company’s response to Comment 7 in its letter to the Staff dated

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

May 22, 2007. In its response, the Company noted the only items included in the sale were the intellectual property (i.e., the copyright to the produced films) and inventory (i.e., compact discs, videocassettes, etc.) related to the film library. Importantly, the sale did not include other inputs, specifically employees and other long-lived assets, the processes applied to those inputs, and the resultant outputs, all of which are necessary to conclude that the sale of the film library constituted a business as defined in paragraph 6 of EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” (“EITF 98-3”). The Company further notes that the five-year agreements entered into in connection with the sale of the film library for the Company to provide distribution services to DW Funding L.L.C. (“DW Funding”) provides further evidence that the Company sold assets and not a business, as the sale did not include a distribution network to exploit the films.

4.	Tell us about the nature of the intellectual property attributable to DW Funding and why it was not separately accounted for in the allocation of the purchase price.

The intellectual property referenced in the Company’s response to Comment 7 in its letter to the Staff dated May 22, 2007 represents the copyright interest in the films referred to as the film library by the Company in its public disclosures.

As detailed in the Company’s response to Comment 4 in its letter to the Staff dated August 10, 2007, for purposes of allocating the purchase price of the DreamWorks acquisition to assets acquired and liabilities assumed, the fair value of the film library was reflected at the estimated net cash inflows projected to be generated from the exploitation of the film library. Utilizing this discounted cash flow valuation methodology, the Company derived and recorded a fair value of approximately $900 million for the film library.

In summary, DW Funding owned no other intellectual property other than the copyright interests in the film library.

5.

We also note that there was a reduction in the fair value of the film library between the time of the acquisition and the sale date. Tell us how you allocated the “reduction in fair value” to each factor described in your response. Tell us how you calculated the decrease in fair value of the retention of distribution rights.

As discussed in the Company’s response to Comment 4 in its letter to the Staff dated August 10, 2007, the Company sold the film library for $CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83, or a $CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 reduction from the $900 million fair value of the film library reflected by the Company in allocating the purchase price of the DreamWorks acquisition to assets acquired and liabilities assumed as of the acquisition date.

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

The $CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 reduction is attributable to the following factors:

(in millions)
Exploitation of Film Library from the Date of Acquisition through the Date of Sale	*

Distribution Rights	*

*

* CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83

The exploitation of the film library noted in the table above represents exhibition rights to films in the film library sold to third parties. Such amounts were reflected as revenue in the Company’s Consolidated Income Statement with a related amount reflected as film amortization, which is a component of operating expenses. The amount recorded as film amortization served to reduce the carrying value of the film library by a corresponding amount in the Company’s Consolidated Balance Sheet.

The amount assigned to the distribution rights was reclassified from film inventory to intangible assets on the date of the sale of the film library to DW Funding. The value of the distribution rights reclassified in the Company’s Consolidated Balance Sheets represents the discounted value of the distribution fees estimated to be earned by the Company over the term of the 5 year distribution agreement with DW Funding.

6.

We note that the proceeds paid to you for the sale of your 51% interest in DW Funding were generated principally through debt financing borrowed by DW Funding from third party banks, Soros and Dune at the time of closing. Tell us whether Soros and Dune borrowed the money from DW Funding to pay for the acquisition of their 51% interest in DW Funding from you. Tell us whether Soros and Dune guarantee the senior bank debt.

The Company notes that the capital contributed by Soros and Dune to acquire their combined 51% interest in DW Funding was obtained from sources independent of DW Funding. Furthermore, Soros and Dune do not guarantee the DW Funding senior bank debt, which is collateralized by the film library.

7.

With respect to your distribution agreement with DW Funding, you state on page 77 that you are generally responsible for all out-of-pocket costs, primarily comprised of distribution and marketing costs.

•	Tell us whether you will incur all of the costs required to market and distribute the films.

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

The Company will incur all of the costs required to market and distribute the films.

Under the terms of the Distribution Agreements:

o

In theatrical exhibition, the Company is responsible for all print advertising and related costs in connection with the theatrical releases of films exhibited during the term; for the creation of any new advertising campaigns and related materials for the films, as well as being the party that engages advertising vendors. The Company is the party that places and makes the media buys in connection with the advertising campaigns for each film.

o

In home video exhibition, the Company is similarly responsible for all print and advertising costs. Additionally, the Company is responsible for all manufacturing, sales, marketing and related costs for each film.

•

If you retain a fee based upon a percentage of gross receipts and recover expected distribution and marketing costs on a film by film basis prior to any participation payments to DW Funding, tell us whether you are ever at risk in the event distribution and marketing costs exceed gross receipts from the films.

The Company is at risk on a film by film basis in the event distribution and marketing costs exceed gross receipts from the films.

The Distribution Agreement specifies the mechanics of the distribution fee, and states that “commencing from the first dollar of gross receipts of each picture, the Company shall retain a distribution fee equal to CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 of 100% of the gross receipts derived from each picture in all media. Application of gross receipts is in the order of:

* CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83

Therefore, to the extent gross receipts, CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 are less than the Company's distribution costs for a film, the Company would not fully recoup such costs and as such, is at risk.

•	Based on the terms of how the fee was negotiated, tell us whether you expect to benefit from the majority of the profits generated from the distribution of the films.

The Company does not expect to benefit from the majority of the profits generated from the distribution of the films.

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

The distribution fee was negotiated on an arms-length basis and is comparable to other third party distribution fees charged by the Company.

Under the terms of the Distribution Agreement, the Company earns a fee of CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83, and recoups its distribution costs to the extent gross receipts less participation and residuals are at least equal to such distribution costs. To the extent such gross receipts exceed recoupable costs, all remaining amounts are earned by and payable to DW Funding. CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83. Therefore all of the film’s profits are earned by DW Funding in which the Company owns a non-controlling interest.

8.

We note on page 77 that in addition to the Distribution agreement with DW Funding, you also entered into a distribution agreement with DreamWorks Animation SKG, Inc. Tell us whether the $280 million allocation of the purchase price to Distribution and Fulfillment services relates to this distribution agreement. Also, provide us with a comparison of the terms of your distribution agreements with DW Funding and DreamWorks Animation SKG, Inc.

The $280 million allocation of purchase price at the date of the Company’s acquisition of DreamWorks, L.L.C. relates to the Distribution and Fulfillment services agreements with DreamWorks Animation SKG, Inc. The Company respectfully notes that prior to its acquisition of DreamWorks L.L.C. on January 31, 2006, DreamWorks L.L.C. and DreamWorks Animation SKG, Inc. entered into distribution and fulfillment agreements. Concurrent with the Company’s acquisition of DreamWorks L.L.C., such agreements were amended and restated as of January 31, 2006, to among other matters, include the Company as party to such agreements.

A comparison of the terms of the agreements is summarized below:

o	Term

CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83

o	Distribution Fee

CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83

o	Distribution costs

CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

9.

You determined that you are the primary obligor under the distribution agreement with DW Funding based on an evaluation of the party that has substantial risks and rewards of ownership under the arrangement. Addressing the criteria in EITF 99-19 tell us your basis for concluding that you are the primary obligor.

Under the terms of the distribution agreement between the Company and DW Funding, the Company earns an CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 distribution fee on gross receipts related to the exploitation of the film library. The Company is also responsible for distribution costs including print and advertising costs and home video manufacturing costs. Such amounts are only recoupable by the Company from gross receipts generated from exploitation activities of individual films within the film library. Based on the following assessment of the criteria contained in EITF 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”), the Company has determined that it should report revenue on a gross reporting basis.

1.	Primary Obligor – One of the key determinants identified by EITF 99-19 is whether the Company or DW Funding is the primary obligor in the arrangement:

(i)

The Company is the primary obligor with respect to customers, including subdistributors. The Company has the primary relationship with customers, including sales, billing, shipment of films and communications with customers. This factor supports gross reporting by the Company.

(ii)

The Company is the primary obligor for distribution and marketing expenses. Although the Company may recoup these costs from the gross receipts of the films, it bears all risk of loss if gross receipts are insufficient to fully recoup distribution and marketing expenses, participations and residuals as well as the Company’s CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 distribution fee. This factor supports gross reporting by the Company.

2.

Inventory risk – While DW Funding owns all intangible rights to its films, including copyrights, the Company bears all costs for manufacturing and has title to physical prints, DVDs and videocassettes, both prior to orders from customer and in the event returns are received from customers. This factor supports gross reporting by the Company.

3.	Pricing – The Company has sole discretion in establishing product pricing and sales policies. This factor supports gross reporting by the Company.

4.

Performance – The Company performs all services required by the customer in its exercise of its rights under the Distribution Agreement, such as information reporting required by customers and suppliers, customer requests for assistance with marketing

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

and promotional materials, and maintaining customer relationships. This factor supports gross reporting by the Company.

5.	Supplier Selection – The Company controls the selection of suppliers. This factor supports gross reporting by the Company.

6.

Product/Service/Specifications – The Company establishes marketing and distribution plans, which inherently includes approval of product specifications. In addition, the Company has the right to edit product, which includes approval of certain product specifications, (e.g. home video distribution), where additional creative content may be added to the product. This factor supports gross reporting by the Company.

7.

Physical Loss of Inventory – The Company bears all costs for manufacturing and has title to physical prints, DVDs and videocassettes, both after orders from customers and during shipping. This factor supports gross reporting by the Company.

8.

Credit Risk – Where gross receipts exceed distribution and marketing expenses and the CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 distribution fee, both companies will bear credit risk. However, to the extent the Company is unrecouped over the term of the Distribution Agreement for any film, because distribution and marketing expenses and the CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 distribution fee exceed gross receipts for the film, then the Company would bear the risk of loss for bad debt. This factor supports gross reporting by the Company.

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

10.	We note that you concluded that you are not the primary beneficiary of DW Funding. In order to further evaluate your conclusion, please tell us:

•	The significant terms and covenants contained in each debt arrangement executed between DW Funding and each of the senior debt holder, Soros and Dune.

The significant terms of DW Funding’s debt with the senior debt holders, Soros and Dune, are as follows:

o	Senior Secured Credit Facilities

CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83

o	Mezzanine A Credit Agreement

CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83

o	Mezzanine B Credit Agreement

CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83

•	In detail how you considered paragraphs B8 and B9 of FIN 46R in your analysis.

Enumerated below is the fair value of the variable interest (in order of preference) in DW Funding immediately after the closing of the purchase of the film library.

Type of Interest	Amount (in millions)	% of Total	Holder

Distribution Agreement	*	*	Company
Senior Secured Credit Facility	*	*	Third Party Banks
Mezzanine A Financing	*	*	Soros/Dune
Mezzanine B Financing	*	*	Soros/Dune
Equity	*	*	Soros/Dune and the Company

* CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83

The Company notes that paragraph B9 of FIN 46(R) “Consolidation of Variable Interest Entities” states that “senior beneficial interests ... normally would absorb little of the entity’s expected variability, and therefore, a holder of only the most senior interests of a variable interest entity likely would not be the primary beneficiary of that entity, unless the subordinated interests

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

of the variable interest entity are not large enough to absorb the entity’s expected losses”. In the case of DW Funding, due to the significance of the senior secured credit facility to the overall variable interests of DW Funding, the senior secured credit facility is absorbing variability at a level which results in none of the variable interest holders including the Company absorbing the majority of the expected losses. As noted in our response to Comment 4 in its response letter to the Staff dated August 10, 2007, the Company absorbs approximately CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 of the expected losses. The Company respectfully further notes that the senior bank debt absorbs approximately CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 of the expected losses and Soros Strategic Partners L.P. (“Soros”) and Dune Entertainment II L.L.C. (“Dune”) combined absorb the remaining CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83 of expected losses. The Company respectfully notes that its share of expected losses includes the expected losses to be absorbed by the Mezzanine B financing as the Company acts as a guarantor of such debt.

•	Whether DW Funding’s senior bank debt is subordinated to the distribution agreement.

DW Funding’s senior bank debt is subordinated to the Distribution Agreement.

•	Whether you are a guarantor of DW Funding’s senior debt.

The Company notes that it is not a guarantor of DW Funding’s senior debt. As noted above, such debt is secured by a first lien on the film library assets.

11.	Tell us in detail the nature of the DW Funding organization, including but not limited to the following:
•	If DW Funding has no employees, who performs services and transacts contracts on its behalf? Who is its primary decision-maker?
•	Does DW Funding conduct or will conduct other operations?
•	What are the rights and obligation of its interest holders?

Under the DW Funding L.L.C. Agreement, the management of DW Funding is vested solely in the Board of Directors of DW Funding which consists of CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83. The Board of Directors has authority with respect to all aspects of the operations of the company. Certain directors of DW Funding, and certain employees of Soros, are officers of DW Funding, and such officers are authorized by the Board of Directors to enter into contracts on behalf of DW Funding.

The objectives of DW Funding are (i) to own and exploit the DreamWorks film library, (ii) from time to time to purchase or sell interests in film properties and rights, (iii) to borrow money to finance the acquisition of film properties and rights, and (iv) to take such other acts as are

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

necessary in connection with the foregoing. DW Funding has neither purchased nor sold any interests in film properties or rights since acquiring their majority interest in DW Funding. Additionally, other than entering into the Distribution Agreements with the Company, DW Funding is not presently conducting any other operations.

The Company, Soros and Dune have obligations to each other that are typical of limited liability companies, such as confidentiality obligations. CONFIDENTIAL TREATMENT REQUESTED BY VIACOM INC. PURSUANT TO RULE 83.

Note 9. Securitization of Receivables, page 87

12.

We note your response to prior comments 5 and 7. Considering that you account for the transfer of receivables to bankruptcy-remote SPEs as sales in accordance with paragraph 9 of SFAS 140 and it appears that you have received cash and a residual interest in the underlying receivables as consideration, it does not seem appropriate to report the retained interest as receivables which is the original classification of the transferred asset. Unless the interest is immaterial, it should be classified separately. If you disagree, please cite your basis in the accounting literature and advise or revise.

The Company respectfully notes that it believes the classification of the retained interest as receivables is appropriate, for the reasons outlined in the Company’s response to Question 6, in its letter to the Staff dated August 10, 2007.

Notwithstanding the above, the Company intends to expand disclosures in future filings on the face of the Balance Sheet and in the notes to the financial statements. Specifically, on the face of the Consolidated Balance Sheet, the Company will add the following parenthetical after Receivables (includes retained interests in securitizations - See Note X). Furthermore, the disclosures in Note X which will appear in our September 30, 2007 Form 10-Q and our 2007 Annual Report on Form 10-K will include, among other disclosures, the specific amount of retained interests included in receivables for each period in which a Balance Sheet is presented.

13.

Additionally, since you contend that the fair value of the Company’s retained interest has not been materially impacted by the subordination provisions of the securitization due to the high quality of the receivables underlying the securitization arrangements, please disclose the credit “quality” of the subject receivables and clarify why the SPE who holds these receivables may be subject to credit losses. It is unclear to us why despite the quality of the receivables (retained interest), you stated in Note 9 that the retained interest may become uncollectible to the extent an SPE incurs expenses and has credit losses. Tell us the reason for an SPE’s credit losses, how you account for them, and the nature of the securitization expense recorded in “Other items, net.” Please advise or revise.

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

As the Company described in its response letter to the Staff dated May 22, 2006, the interest retained by the Company in the transferred receivables consists of a subordinated right to the cash flows ultimately generated by the pool of accounts receivable underlying the Company’s securitization arrangements. Accordingly, the Company absorbs credit risk on the entire pool of accounts receivables which underlie the securitizations up to the level of its retained interest. For example, if a billion dollars of accounts receivable comprise the pool of accounts receivable which underlie a securitization and third party investors have purchased a $650 million undivided interest in the pool of securitized accounts receivable, the Company has credit risk up to a maximum of $350 million. In valuing its retained interest, the Company takes into consideration credit risk including its subordination to third party investors associated with the cash collections generated by the entire pool of accounts receivable underlying the securitization.

The accounts receivable which underlie the securitization arrangements are comprised of a portion of the Media Network’s domestic affiliate and advertising accounts receivable and the Filmed Entertainment Segment’s Home Entertainment domestic accounts receivable. The Company maintains rigorous credit standards and as such the customers which have amounts outstanding under the securitization arrangements are typically large organizations who have the financial wherewithal to pay their obligations as they come due. Accordingly, the Company’s historical exposure to credit risk has not materially impacted the value of its accounts receivable which includes interest retained by the Company under securitization arrangements.

Notwithstanding the above, periodically the Company experiences credit losses attributable to the aforementioned receivables. Accordingly, the Company establishes an allowance for doubtful accounts which is reviewed each reporting period to ensure accounts receivables including retained interests are valued at net realizable value. In instances where receivables are deemed not to be collectable, the Company writes-off such receivable balances against the related allowance for doubtful accounts. For each of the three years ended December 31, 2006, charges to expense for credit risk on receivables have not materially impacted the Company’s results of operations. Accordingly, the Company believes its historical disclosures in its 2006 Annual Report on Form 10-K surrounding credit risk, including its valuation and qualifying accounts disclosure appearing in Schedule II, has been appropriate.

The amounts reflected in “other items, net” in the Company’s Consolidated Income Statements represents losses incurred on the sale of receivables under securitization arrangements. Such losses represent the financial cost of funding under the securitization arrangements.

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

14.

Please refer to our prior comment 6. Your proposed disclosure (including the form and content of Note 9 of the consolidated financial statements contained in your 2006 Form 10-K) does not contain the specific information required in paragraphs 17(h)(1)-(3) and 17(i)(1)-(3) of SFAS 140 with respect to, but not limited to accounting policy, gain or loss recognized during the periods presented, valuation assumptions, and sensitivity analysis. Please provide a more enhanced disclosure that complies with the cited disclosure requirements under SFAS 140.

As discussed in response to Comment 13 above, the Company values its retained interest in securitization arrangements by reducing the contractual cash inflows to which the retained interests are entitled by the estimated amount of credit losses to be realized. Such valuation technique is consistent with the accounting policy the Company utilizes for accounts receivable that have not been sold under securitization arrangements. The Company’s accounting for retained interests differs from the fair value model prescribed by paragraph 69 of Statement of Financial Accounting Standard No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”) as the Company does not reduce the fair value of its retained interest for the time value of money. The difference between methods would not be material to the Company’s financial position or results of operations, however, as the collection period for all classes of receivables underlying the securitization arrangements averages 75 days or less.

In light of the short duration which receivables under securitization are outstanding a number of the disclosure requirements contained in paragraphs 17(h)(1)-(3) and 17(i)(1)-(3) of SFAS 140 are not applicable. Notwithstanding the above, the Company will expand in future filings its accounting policy disclosures surrounding securitization arrangements including its accounting policy for valuing retained interests and for computing losses resulting from the sale of financial assets in securitizations. Such disclosures would be in addition to the enhanced disclosures referenced in the Company’s response to Comments 12 above and 15 below.

15.

You further state on page 11 of your response that “under such arrangements ... the net operating cash flow impact to the Company for all reporting periods has not been significant.” Please tell us in more detail what you mean by this statement. It is unclear how you concluded that disclosure of this information was not necessary. In this regard, it appears that the gross amounts related to the securitization transactions as set forth in the table on page 12 of your response are material to your Consolidated Statements of Cash Flows and would be informative to your investors. In future filings, revise your filing to include the subject table as required under SFAS 140.

The Company respectfully notes that the table included in the Company’s response to Comment 6 in its letter to the Staff dated August 10, 2007 demonstrates that operating cash inflows is equal to operating cash outflows for the recurring component of the Company’s securitization arrangements (i.e., operating cash inflows of the line items captioned proceeds from sales of

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

receivables and interest paid is equal to operating cash outflows of the line item captioned cash collections) for each of the three years ended December 31, 2006. Accordingly, the Company indicated in its prior response letter to the Staff that the recurring amounts outstanding under securitization arrangements have not significantly impacted operating cash flows reported by the Company for each of the three years ended December 31, 2006. The Company further notes that changes in amounts outstanding under such arrangements or new arrangements directly impact the amount of operating cash flows reported and as such, the Company separately disclosed such amounts in the Consolidated Statement of Cash Flows and the notes to the Company’s Consolidated Financial Statements.

As requested by the Staff, in future filings the Company will include the table proposed by the Company as enhanced disclosures in its response to Comment 6 of its letter to the Staff dated August 10, 2007 commencing with the Company’s quarterly report on Form 10-Q for the three and nine months ended September 30, 2007.

Form 10-Q for the quarterly period ended June 30, 2007

Note 6. Stock Repurchase Program, page 8

16.

Please disclose in your MD&A how you intend to finance your $4 billion stock repurchase program. We note on page 7 that you intend to utilize your $3.25 billion revolving facility in refinancing your commercial paper obligations.

The Company intends to finance stock repurchases primarily with cash provided through the operations of the Company’s businesses. Accordingly, the Company included the following disclosure in the liquidity section of the MD&A on page 28 of the Company’s Form 10-Q for the quarterly period ended June 30, 2007, and will continue to include similar disclosure in future filings:

Our primary source of liquidity is cash provided through the operations of our businesses. Additionally, we have sufficient access to capital markets that, together with cash flow from operations, provide us adequate resources to fund ongoing operations including investment in programming and film productions, capital expenditures and investment in new projects, including digital media, share repurchases and acquisitions.

Operating Income, page 28

17.

Tell us why the increase in print and advertising costs negatively impacted the year-to-date operating income of the Filmed Entertainment segment. Tell us if you accrued a recovery of these costs based on your joint arrangements with third parties. If not, tell us why.

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

Print and advertising costs are expensed as incurred, in accordance with SOP 00-2, “Accounting by Producers or Distributors of Films”, and SOP 93-7, “Reporting on Advertising Costs”. The majority of these costs are typically incurred and expensed prior to the theatrical release of a film in the domestic and in international markets, and the associated revenue recognition for the film does not commence until the release of the film when gross receipts are realized. Therefore, print and advertising costs negatively impact operating income in the period incurred and expensed. The amount of print and advertising costs expensed in any given period is primarily driven by the number and timing of theatrical releases in the period and these factors must be considered in explaining the impact of print and advertising costs on operating income when comparing operating income to the comparable prior period.

The Company has entered into distribution arrangements with third parties where it acts as distributor for such third party’s films. As principal in such arrangements, the Company records revenue as earned and expenses as incurred including print and advertising costs. Under the Company’s distribution arrangements, it may recoup its distribution costs, including print and advertising costs, only to the extent gross receipts are at least equal to such distribution costs. Recoupment of these distribution costs is not accrued until realized.

*      *      *      *

We hereby acknowledge on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83

Ms. Kathryn T. Jacobson Securities and Exchange Commission	October 15, 2007

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (212) 848-7325.

Sincerely,

/s/ Stephen T. Giove

Stephen T. Giove

cc:	Larry Spirgel, Assistant Director, Securities and Exchange Commission

Philippe P. Dauman, President and Chief Executive Officer

Thomas E. Dooley, Senior Executive Vice President, Chief Administrative Officer and

Chief Financial Officer

Jacques Tortoroli, Senior Vice President, Controller and Chief Accounting Officer

Michael D. Fricklas, Executive Vice President, General Counsel and Secretary

Frederic V. Salerno, Chairman of the Audit Committee

James O’Shaughnessy, PricewaterhouseCoopers LLP

Rudy Licciardi, PricewaterhouseCoopers LLP

Confidential Treatment of Limited Portions of the

Responses to Comments 1, 2, 4, 5, 7, 8, 9, 10 and 11 Requested by

Viacom Inc. Pursuant to Rule 83